Contact

www.linkedin.com/in/sethjlevine (LinkedIn)
www.sethlevine.com (Blog)
www.foundrygroup.com (Company)

Top Skills

Venture Capital
Entrepreneurship
Mergers

Languages

French (some), ASL

Seth Levine

Co-author of The New Builders: Face to Face with the True Future of Business. Partner at Foundry, Co-Founder of Goodbread, Co-Founder of Pledge 1%, Trustee of Macalester College

Boulder, Colorado, United States

Summary

Author of The New Builders - a look a the changing nature of entrepreneurship in America today. Buy a copy here: bit.ly/TNB_Book

Financial and operations background - venture capital/private equity/corporate development/mergers and acquisitions

Specialties: Venture Capital/Private Equity
Corporate Development
Mergers and Acquisitions

Experience

GoodBread

Co-Founder
January 2023 - Present (1 year 1 month)
Longmont, Colorado, United States

Foundry

Partner
January 2007 - Present (17 years 1 month)

Foundry Group is a Boulder-based early stage venture capital firm specializing in technology and internet related investments. I founded the firm in 2007 with 3 partners.

Pledge 1%

Founder
January 2015 - Present (9 years 1 month)
San Francisco Bay Area

Mobius Venture Capital

Principal

September 2001 - December 2013 (12 years 4 months)

FirstWorld Communications
VP of Corporate Planning
1998 - 2001 (3 years)

Education

Macalester College

BA, Psychology, Economics · (1990 - 1994)